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                                                            Exhibit 99.23(h)(19)

                               NATIONS FUNDS TRUST

                      FORM OF ADMINISTRATION PLAN ("PLAN")
                               FOR MARSICO SHARES

         Section 1. Each of the proper officers of Nations Funds Trust (the "Trust") is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements based substantially on the form attached hereto as Appendix A or any other form duly approved by the Trust's Board of Trustees ("Agreements") with financial institutions ("Administration Agents") that provide administrative services to broker/dealers, banks and other financial institutions ("Servicing Agents") with respect to the beneficial owners of Marsico Shares of the Funds (listed on Exhibit I). Pursuant to such Agreements, Administration Agents shall provide administrative services as set forth therein to Servicing Agents whose clients beneficially own Marsico Shares of the Funds in consideration of a fee, computed monthly in the manner set forth in the applicable Fund's then current prospectus, at an annual rate of up to 0.10% of the average daily net asset value of the Marsico Shares beneficially owned by or attributable to the clients of such Servicing Agents. The Trust's distributor, co-administrators and adviser and their affiliates are eligible to become Administration Agents and to receive fees under this Plan. All expenses incurred by a Fund in connection with the Agreements and the implementation of this Plan shall be borne entirely by the holders of the Marsico Shares of the particular Fund involved. If more than one Fund is involved and these expenses are not directly attributable to Marsico Shares of a particular Fund, then the expenses may be allocated between or among the Marsico Shares of the Funds in a fair and equitable manner.

         Section 2. Unless sooner terminated, this Plan shall continue in effect for a period of one year from its date of execution and shall continue thereafter for successive annual periods, provided that such continuance is specifically approved by a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons," as defined in the Investment Company Act of 1940 (the "Act"), of the Trust and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan (the "Disinterested Trustees").

         Section 3. This Plan may be amended at any time with respect to any Fund by the Trust's Board of Trustees, provided that any material amendment of the terms of this Plan (including a material increase of the fee payable hereunder) shall become effective only upon the approvals set forth in Section 2.

         Section 4. This Plan is terminable at any time with respect to any Fund by vote of a majority of the Disinterested Trustees.

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         Section 5. The Trust will preserve copies of this Plan, Agreements, and any written reports regarding this Plan presented to the Board of Trustees for a period of not less than six years.

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                                                                       EXHIBIT I

                               NATIONS FUNDS TRUST

 Nations Cash Reserves


 Approved:    October 10, 2001

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